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                            January 17, 2024

       Jon Olsen
       Partner, Goodwin Procter LLP
       Sequans Communications S.A.
       520 Broadway, Suite 500
       Santa Monica, CA 90401

                                                        Re: Sequans
Communications S.A.
                                                            Response letter
filed December 26, 2023
                                                            color:white;"_
                                                            Filed by Renesas
Electronics Europe GmbH et al.
                                                            File No. 005-86632

       Dear Jon Olsen:

                                                        We have reviewed your
response letter filed December 26, 2023.


   1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter with
respect to the Unsellable Company Shares, we will not issue any further comment on the
issue identified in our prior letter at this time.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Daniel Duchovny at 202-551-3619.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Mergers & Acquisitions